Exhibit 99.1

T 604.682.3701	Suite 400, 455 Granville Street
F 604.682.3600	Vancouver, BC V6C 1T1	www.levon.com

August 8, 2011	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

LEVON FILES REPORT ON SEDAR FOR THE FIRST BULK TONNAGE NI 43-101 COMPLIANT RESOURCE AT ITS CORDERO PROJECT IN MEXICO

Levon Resources Ltd. ("Levon", or the "Company") (TSXV Symbol LVN) is pleased to report that further to its news release of June 21, 2011, it has filed its first  NI 43-101 compliant report on its bulk tonnage mineral resource for the Company’s wholly owned  Cordero Project located 35 km northeast of Hidalgo Del Parral, Chihuahua, Mexico.  The resource was completed by Independent Mining Consultants (IMC) in collaboration with M3 Engineering and Technology (M3), both of Tucson, AZ. The report was filed on Sedar on Friday, August 05, 2011 and can be accessed at www.sedar.com or at www.levon.com.

The Cordero Mineral Resource was prepared by Herb Welhener (SME registered member #3434330), Vice President of Independent Mining Consultants, Inc., who is a qualified person under NI 43-101.  The project is under the direct supervision of Vic Chevillon, MA, C.P.G., Vice President of Exploration for Levon who is a qualified person (AIPG C.P.G #11054) within the context of National Instrument 43-101 and has read and takes responsibility for this News Release.

About Levon Resources Ltd.

Levon is a junior gold and precious metals exploration company exploring the Cordero silver, gold, zinc and lead project near Hidalgo Del Parral, Chihuahua, Mexico. The Company also holds certain interests in three mineral properties located in British Columbia, Canada, namely the Congress property, the Goldbridge property (also known as the BRX claims) and the Wayside claims, and three mineral properties located in Nevada, U.S., namely the Eagle claims and the Norma Sass and Ruf claims.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website at www.levon.com.

LEVON RESOURCES LTD.

"Ron Tremblay"
______________________________
Ron Tremblay
President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement, except as required by applicable laws.